FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Summary in English of the letter to the Comisión Nacional de Valores (the National Securities Commission), dated April 3, 2009.

NORTEL INVERSORA S.A.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, April 3, 2009

To the

Comisión Nacional de Valores

Dear Sirs:

Ref : Resolution CNDC N° 44/09

In my capacity as Responsible for Market Relations of Nortel Inversora S.A., I hereby inform you that we have been notified of Resolution 44/09 of the Antitrust Committee (“Comisión Nacional de Defensa de la Competencia”) in the file Nº S01: 0147971/2007 recorded as “Telefónica de España , Olimpia y Otros s/Diligencia Preliminar,” Art. 8 Law Nº 25.156 issued on April 3, 2009, whereby we are informed that the Antitrust Committee resolves (1) to notify the Directors and Members of the Supervisory Committee of SOFORA TELECOMUNICACIONES S.A., NORTEL INVERSORA S.A., TELECOM ARGENTINA S.A., TELECOM PERSONAL S.A., MICRO SISTEMAS S.A. and CUBECORP ARGENTINA S.A., (i) that TELECOM ITALIA S.p.A. or TELECOM ITALIA INTERNATIONAL N.V. , (ii) that the attorneys-in-fact, officers and directors of TELECOM ITALIA S.p.A., TELECOM ITALIA INTERNATIONAL N.V. and of their direct and indirect shareholders and (iii) that the Directors and Members of the Supervisory Committee appointed by TELECOM ITALIA S.p.A. or TELECOM ITALIA INTERNACIONAL N.V. at SOFORA TELECOMUNICACIONES S.A., NORTEL INVERSORA S.A. , TELECOM ARGENTINA S.A., TELECOM PERSONAL S.A., MICROSISTEMAS S.A. and CUBECORP ARGENTINA S.A. had to and shall refrain from taking any actions which affected or may affect in the future, directly or indirectly, the exercise of the voting rights, exclusively, or from deciding or giving instructions for the exercise of voting rights, including those arising from shareholders agreements in SOFORA TELECOMUNICACIONES S.A., NORTEL INVERSORA S.A., TELECOM ARGENTINA S.A., TELECOM PERSONAL S.A., MICRO SISTEMAS S.A. and CUBECORP ARGENTINA S.A.; (2) to instruct the companies SOFORA TELECOMUNICACIONES S.A., NORTEL INVERSORA S.A., TELECOM ARGENTINA S.A., TELECOM PERSONAL S.A., MICRO SISTEMAS S.A. and CUBECORP ARGENTINA S.A. to revoke and retract all decisions passed by the Board of Directors, Committees, Supervisory Committees, Attorneys-in-fact or Managers, or those holding similar positions, which implied the exercise of their voting rights as from January 9, 2009 the date on which the Argentine Antitrust Commission passed Resolution CNDC No. 4/2009 according to the provisions set forth by this Antitrust Commission in section 3 of Resolution No. 4/09; (3) to order the Observers, appointed under Resolution CNDC No. 43/2009 to appear at the companies mentioned in section 2 hereof for the purpose of gathering such documents and information as they may deem necessary, particularly, information related to the books of Minutes of

Shareholders’, Board of Directors’ and Supervisory Committees’ Meetings and any document which may allow this Commission to verify that they performed their tasks and complied with the instructions given in this resolution within a term of ten (10) business days after service of notice hereof; (4) to establish that this resolution does not modify the provisions of Resolutions CNDC No. 123/2008, No. 4/2009, No. 43/2009 and that such resolutions are still in force and effect; (5) to order SOFORA TELECOMUNICACIONES S.A., NORTEL INVERSORA S.A., TELECOM ARGENTINA S.A., TELECOM PERSONAL S.A., MICRO SISTEMAS S.A. and CUBECORP ARGENTINA S.A. to notify this resolution to all the Directors and Supervisory Committee members of all the Companies and to provide evidence thereof under these proceedings within the term of two (2) business days; (6) to serve notice upon SOFORA TELECOMUNICACIONES S.A., NORTEL INVERSORA S.A., TELECOM ARGENTINA S.A. and TELECOM PERSONAL S.A., with a certified copy, on the date hereof specifying non-business days and times, if any; (7) notice be served upon the Observers appointed under Resolution CNDC No. 43/2009, (8) be it informed to the National Secretary of Communication, to the National Communications Commission and to the Comision Nacional de Valores (National Securities Commission) by sending a certified copy hereof.

Yours sincerely,

José Gustavo Pozzi

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 8, 2009	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager